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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                                    Telident, Inc.
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                                   (Name of Issuer)

                                     Common Stock
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                      879931301
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                                    (CUSIP Number)

                            Gary S. Kohler, Vice President
                          Okabena Investment Services, Inc.
                                 5140 Norwest Center
                 90 South Seventh Street, Minneapolis, MN 55402-4139
                                    (612) 339-7151
--------------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person Authorized
                        to receive Notices and Communications)
                                  February 12, 1997
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               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 5 pages

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CUSIP No.  879931301

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    (1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
             Above Persons

             Okabena Partnership K, a Minnesota general partnership  41-1642281
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    (2)      Check the Appropriate Box if a Member of a Group
                                                                (a)       [   ]
                                                                (b)       [ X ]
--------------------------------------------------------------------------------
    (3)      SEC Use Only

--------------------------------------------------------------------------------
    (4)      Source of Funds

             WC
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    (5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(d) or 2(e)                                           [   ]

             N/A
--------------------------------------------------------------------------------
    (6)      Citizenship or Place of Organization

             Minnesota
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Number of    (7)   Sole Voting Power             381,333   shares
Shares Bene- ------------------------------------------------------------------
 ficially    (8)   Shared Voting Power                     shares
Owned by     ------------------------------------------------------------------
Each Report- (9)   Sole Dispositive Power        381,333   shares
 ing Person  ------------------------------------------------------------------
  With       (10)  Shared Dispositive Power                shares
--------------------------------------------------------------------------------
    (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

             381,333 shares
--------------------------------------------------------------------------------
    (12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                          [   ]

             N/A
--------------------------------------------------------------------------------
    (13)     Percent of Class Represented by Amount in Row (11)
                              6.0%
--------------------------------------------------------------------------------
    (14)     Type of Reporting Person (See Instructions)

             PN


                                  Page 2 of 5 pages

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ITEM 1.  SECURITY AND ISSUER

              The class of equity securities to which this statement relates is the common stock of Telident, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at One Main Street, S.E., Suite 85, Minneapolis, MN 55414.

ITEM 2.  IDENTITY AND BACKGROUND

              (a) - (c). This statement is being filed by Okabena Partnership K, a Minnesota general partnership (the "Reporting Person"). Its principal business is investment. Okabena Investment Services, Inc., a Minnesota corporation, is the corporate managing partner of the Reporting Person and its principal business is to provide investment, supervisory and portfolio management to the clients of Okabena Company, a private holding company, including acting as managing partner of the Reporting Person and administrative services. Their principal offices are located at 5140 Norwest Center, 90 South Seventh Street, Minneapolis, Minnesota 55402-4139.


              (d) and (e). During the last five years, no Reporting Person and no person listed on Exhibit A has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f)  U.S.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              Working capital

ITEM 4.  PURPOSE OF TRANSACTION

              For investment.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

              (a) and (b). See Schedule 13D cover page, rows (7) through (11) inclusive and (13).

              (c). The Reporting Person acquired directly from the Issuer prior to the Issuer's registration of its common stock on Form 8-A under the Securities Exchange Act of 1934 on August 12, 1996 a Series C common stock purchase warrant (the "Warrant") to purchase up to One Hundred Fifty Thousand (150,000) shares of the Issuer's common stock at a price of $1.00 per share after April 12, 1997 and until April 12, 2000. The Reporting Person is deemed to be the beneficial owner of the shares underlying the Warrant as of February 12, 1997. According to the Issuer's Form 10-QSB, at 10/31/96 it had 6,154,293 shares of common stock outstanding. When adjusted for the 150,000 shares underlying the Warrant in accordance with Rule 13D-3(d)(1)(i), the calculation herein is based on 6,304,293 shares.


                                  Page 3 of 5 pages

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         On February 18, 1997 the Reporting Person sold 24,000 shares at
$1.67 per share and on February 19, 1997 sold 11,000 shares at $1.14, and on February 21, 1997 sold 10,000 shares at $1.13 all in open market transactions.

         (d). Except as set forth above, the Reporting Person has not effected any transactions in the Issuer's common stock in the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE SECURITIES OF THE ISSUER

         The Issuer has granted demand and incidental registration rights to the Reporting Person which under certain circumstances may result in the shares underlying the Warrant, if exercised, to be registered under the Securities Act of 1933, as amended.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A:  General Partners of the Reporting Person.



                                  Page 4 of 5 pages

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                                      SIGNATURE

              After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: February 21, 1997                OKABENA PARTNERSHIP K
                                       By:  Okabena Investment Services, Inc.
                                            Its Managing Partner

                                       By:  /s/ Gary S. Kohler
                                            -----------------------------------
                                            Gary S. Kohler, Vice President


                                  Page 5 of 5 pages

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                                      EXHIBIT A


ITEM 2. IDENTITY AND BACKGROUND

    Set forth below is a list of the partners of Okabena Partnership K and their respective occupations. The business address for each partner is c/o Okabena Investment Services, Inc., 5140 Norwest Center, 90 South Seventh Street, Minneapolis, MN 55402-4139. The answer to Item 2(d) and (e) for each partner is negative. Each partner who is a natural person is a United States citizen.


    NAME OF PARTNER                              OCCUPATION

1.       Orchard Trust U/A 5-27-70 LJD, END,     N/A
         RJD, JWD Trustees

2.       DCD Marital Elect. Inc. Trust           N/A

3.       Edward N. Dayton Revocable Trust        Private Investor

4.       Edward N. Dayton Exemption Trust        N/A

5.       Sherry Ann Dayton                       Private Investor

6.       Christopher B. Dayton Rev. Tr.          Private Investor

7.       End Trust for Christopher               N/A

8.       Christopher B. Dayton Excl. Tr.         N/A

9.       Martha B. Dayton Revocable Tr.          N/A

10.      End Trust for Martha                    N/A

11.      Martha B. Dayton Exclusion Tr.          N/A

12.      Michael K. Dayton Revocable Tr.         Private Investor

13.      End Trust for Michael                   N/A

14.      Michael K. Dayton Exclusion Tr.         N/A

15.      Robert J. Dayton Revocable Tr.          Chief Executive Officer
                                                 (Private Investment Company)

16.      Robert J. Dayton Trust                  N/A

17.      Robert J. Dayton Exemption Tr.          N/A

18.      Joan L. Dayton Revocable Tr.            Private Investor

19.      James G. Dayton                         Architect

20.      RJD Trust for James                     N/A

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    NAME OF PARTNER                              OCCUPATION

21.      James G. Dayton Exclusion Tr.           N/A

22.      Tobin J. Dayton                         Environmentalist

23.      RJD Trust for Tobin                     N/A

24.      TJD Exclusion Trust                     N/A

25.      Mae F. Dayton                           Research Development Director

26.      Scott N. Dayton                         Retailer

27.      RJD Trust for Scott                     N/A

28.      Scott N. Dayton Exclusion Tr.           N/A

29.      John W. Dayton Exemption Trust          N/A

30.      Chadwick L. Dayton                      Student

31.      Chadwick L. Dayton Trust                N/A

32.      Chadwick L. Dayton Exclus. Tr.          N/A

33.      Whitney L. Dayton                       Student

34.      Whitney Loher Dayton Trust              N/A

35.      Whitney L. Dayton Exclusion Tr.         N/A

36.      Virginia Y. Dayton Revoc. Tr.           Private Investor

37.      Virginia Y. Dayton Term. Trust          N/A

38.      Mark B. Dayton                          State Auditor
                                                 State of Minnesota

39.      Brandt N. Dayton                        President, Brandt N. Dayton &
                                                 Co. (Art Dealer)

40.      BND 1978 Family Trust                   N/A

41.      BBD 1966 Trust for BND                  N/A

42.      Christian B. Dayton                     Therapist

43.      Marina B. Dayton                        Minor

44.      Marina Bliss Dayton Trust               N/A

45.      Alexander B. Dayton                     Minor

46.      Alexander B. Dayton Trust               N/A

47.      Lucy B. Dayton                          Veterinarian

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    NAME OF PARTNER                              OCCUPATION

48.      LBD 1985 Family Trust                   N/A

49.      BBD 1966 Trust for LBD                  N/A

50.      Lucy B. Dayton 1990 Term Trust          N/A

51.      Margaret Bliss O'Keefe                  Minor

52.      Margaret Bliss O'Keefe Trust            N/A

53.      Angus Dayton O'Keefe Trust              N/A

54.      Catherine Greer O'Keefe Trust           N/A

55.      Anne D. Buxton                          Artist

56.      BBD Trust for ADB                       N/A

57.      ADB & RMB Term Trust                    N/A

58.      Nicholas Sherman Buxton Trust           N/A

59.      Henry M. Buxton Irrev. Trust            N/A

60.      Wallace C. Dayton Revocable Tr.         Private Investor

61.      WCD 1978 Grandchildren's Trust          N/A

62.      Mary Lee Dayton Revocable Tr.           Private Investor

63.      Sally D. Clement Revocable Tr.          Therapist

64.      1983 SDC Children's Trust               N/A

65.      SDC-SMC 1985 Char. Term Trust           N/A

66.      Stephen M. Clement III                  Educator

67.      Theodore D. Clement                     Minor

68.      Theodore D. Clement Trust               N/A

69.      Theodore D. Clement Exclus. Tr.         N/A

70.      Winston W. Clement                      Minor

71.      Winston W. Clement Trust                N/A

72.      Winston W. Clement Exclus. Tr.          N/A

73.      Ellen D. Sturgis Revocable Tr.          Private Investor

74.      EDS 1978 Family Trust                   N/A

75.      Ellen 1985 Char. Term Trust             N/A


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    NAME OF PARTNER                              OCCUPATION

76.      Sheldon S. Sturgis Revoc. Tr.           President, ESCO Industries

77.      Matthew D. Sturgis                      Minor

78.      Matthew D. Sturgis Trust                N/A

79.      Matthew D. Sturgis Exclus. Tr.          N/A

80.      Katherine L. Sturgis                    Private Investor

81.      Katherine L. Sturgis Trust              N/A

82.      Katherine L. Sturgis Excl. Tr.          N/A

83.      Rosamond G. Sturgis                     Minor

84.      Rosamond G. Sturgis Trust               N/A

85.      Rosamond G. Sturgis Excl. Tr.           N/A

86.      Katherine D. Nielsen Revoc. Tr.         Private Investor

87.      KDN 1980 Family Trust                   N/A

88.      Katherine 1984 Char. Term Trust         N/A

89.      Stuart A. Nielsen                       Artist

90.      Samuel D. Richardson                    Minor

91.      Samuel D. Richardson Trust              N/A

92.      Samuel D. Richardson Excl. Tr.          N/A

93.      Olivia Maren Nielsen                    Minor

94.      Olivia M. Nielsen Irrev. Trust          N/A

95.      Elizabeth D. Dovydenas                  Private Investor

96.      EDD 1980 Family Trust                   N/A

97.      John D. Dovydenas                       Minor

98.      John D. Dovydenas Exclusion Tr.         N/A

99.      Elena L. Dovydenas                      Minor

100.     Elena L. Dovydenas Exclus. Tr.          N/A

101.     K.N. Dayton Revocable Trust             Private Investor

102.     1983 Oakleaf Trust U/A 11-1-83          N/A

103.     Julia W. Dayton Revocable Tr.           Private Investor

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    NAME OF PARTNER                              OCCUPATION

104.     C.J. Winton Trust U/A 8-1-35            N/A

105.     Judson M. Dayton Revocable Tr.          Private Investor

106.     JMD 1985 Family Trust                   N/A

107.     KND 1966 Trust for C&D                  N/A

108.     JMD 1985 Charitable Term Trust          N/A

109.     EJD 1988 Term Trust                     N/A

110.     Caroline Avery Dayton                   Minor

111.     Caroline Avery Dayton Trust             N/A

112.     Caroline A. Dayton Exclus. Tr.          N/A

113.     Davis Winton Dayton Trust               N/A

114.     Davis W. Dayton Exclusion Tr.           N/A

115.     Duncan N. Dayton Revocable Tr.          Real Estate Developer

116.     DND 1990 Family Trust                   N/A

117.     KND 1966 Trust for DND                  N/A

118.     Duncan N. Dayton Term Trust             N/A

119.     Katharine L. Kelly Revoc. Tr.           Private Investor

120.     Douglas J. Dayton Revocable Trust       President, Dade, Inc. (Medical
                                                 Technology)

121.     David D. Dayton Revocable Tr.           Engineer, MTS Systems
                                                 (Engineering Firm)

122.     Newton Family Trust                     N/A

123.     Newton Term Trust                       N/A

124.     Vanessa D. Dayton Revocable Trust       Pathologist

125.     Isaac N. Dayton Irrev. Trust            N/A

126.     Caleb F. Dayton Irrev. Trust            N/A

127.     Steven J. Melander-Dayton Rev.          Private Investor

128.     SJMD 1985 Family Trust                  N/A

129.     SJMD 1985 Char. Term Trust              N/A

130.     A.M. Melander-Dayton Trust              N/A

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    NAME OF PARTNER                              OCCUPATION

131.     D.J. Melander-Dayton Trust              N/A

132.     Jaclyn Melander Irrev. Trust            N/A

133.     Allison Melander Irrev. Trust           N/A

134.     Bruce C. Dayton Revocable Tr.           Chef

135.     Pamela W. Ritz                          Private Investor

136.     Margot S. Ritz Irrev. Trust             N/A

137.     Charlotte A. Ritz Irrev. Trust          N/A

138.     Nicholas J. Braun Irrev. Trust          N/A

139.     Christopher D. Braun Ir. Trust          N/A

140.     Deeann L. Thompson                      Specialty Retailer

141.     Bruce C. Lueck                          President and Sole Director
                                                 Okabena Investment Services,
                                                 Inc.

142.     Bruce C. Lueck - Service Ptnr.          President and Sole Director
                                                 Okabena Investment Services,
                                                 Inc.

143.     Gary S. Kohler                          Vice-President
                                                 Okabena Investment Services,
                                                 Inc.

144.     Gary S. Kohler - Service Partner        Vice-President
                                                 Okabena Investment Services,
                                                 Inc.

145.     GND 1936 Trust for DCD                  N/A

146.     DCD Trust Under Will                    N/A

147.     DCD 1966 Charitable Trust               N/A

148.     DCD 1967 Charitable Trust               N/A

149.     Edward N. Dayton Term Trust             N/A

150.     Robert J. Dayton Term Trust             N/A

151.     John W. Dayton Term Trust               N/A

152.     GBD Trust for BBD                       N/A

153.     GND 1936 Trust for WCD                  N/A

154.     GND 1950 Trust for WCD                  N/A

155.     GBD Trust for WCD                       N/A

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    NAME OF PARTNER                              OCCUPATION

156.     SDC 1986 Term Trust                     N/A

157.     SDC 1988 Term Trust                     N/A

158.     John D. Dovydenas Trust                 N/A

159.     Liudas Dovydenas Tr. for John           N/A

160.     Elena L. Dovydenas Trust                N/A

161.     Liudas Dovydenas Tr. for Elena          N/A

162.     GND 1936 Trust for KND                  N/A

163.     GND 1950 Trust for KND                  N/A

164.     GBD Trust for KND                       N/A

165.     GND 1936 Trust for DJD                  N/A

166.     GBD Trust for DJD                       N/A

167.     DJD  '68 Char. Trust for I&C            N/A

168.     DJD  '69 Char. Trust for I&C            N/A

169.     DJD  '68 Trust for A&D                  N/A

170.     DJD  '69 Char. Trust for A&D            N/A

171.     DJD  '68 Char. Trust for BDC            N/A

172.     DJD  '69 Char. Trust for BDC            N/A

173.     Okabena Investment Services, Inc.       N/A

174.     GND 1950 Trust for DJD                  N/A